Exhibit 99.1

LogProstyle Inc. Aoyama Building 13th floor, 1-2-3 Kita-Aoyama, Minato-ku, Tokyo, 107-0061, Japan https://www.logprostyle.co.jp/

LogProstyle Announces Commencement of Previously Announced $543,455 Share Repurchase Program

March 9, 2026

LogProstyle Inc. (NYSE American: LGPS) (the “Company” or “LogProstyle”), headquartered in Minato-ku, Tokyo, Japan, announced today the commencement of its previously announced Share Repurchase Program (the “Repurchase Program”). Repurchases are expected to begin today.

LogProstyle’s Board of Directors previously authorized the Repurchase Program, which provided for the repurchase, through June 30, 2026, of common shares up to a maximum of the lesser of (i) 1,086,910 common shares, or (ii) common shares having an aggregate purchase price of US$543,455. All repurchases are expected to be through open market transactions on the NYSE American and will be conducted in accordance with applicable laws and regulations, including Rule 10b-18 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Repurchases under the Repurchase Program may also be made pursuant to a trading plan under Rule 10b5-1 under the Exchange Act, which would permit shares to be repurchased by the Company when the Company might otherwise be precluded from doing so because of trading blackout periods or other regulatory restrictions.

The timing and amount of repurchases under the Repurchase Program will depend on a variety of factors, including general market and economic conditions, availability of funds, other investment opportunities, and other relevant considerations. The Company is under no obligation to repurchase any specific number of shares, and the Repurchase Program may be suspended, modified, or discontinued at any time.

About LogProstyle Inc.

LogProstyle Inc. is involved in a wide range of businesses, including real estate development, hotel management, and restaurant management. With the slogan “redefine life style,” the Company is pursuing various projects aimed at illustrating an innovative and sustainable lifestyle. LogProstyle is the first unlisted Japanese company to list its Japanese common shares directly on a major United States stock exchange rather than through American Depositary Receipts (ADRs).

Website: https://www.logprostyle.co.jp/investors/

Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, including statements regarding the Repurchase Program and the Company’s capital allocation priorities. These statements are based on current expectations and assumptions and involve risks and uncertainties that could cause actual results or outcomes to differ materially from those expressed or implied by the forward-looking statements. These risks and uncertainties include, but are not limited to, general economic conditions, changes in market conditions, the Company’s ability to execute its strategic initiatives, and other factors described in the Company’s filings with the U.S. Securities and Exchange Commission, including the risks detailed in the Company’s Annual Report on Form 20-F filed with the SEC on July 7, 2025, as the same may be updated from time to time. Forward-looking statements speak only as of the date they are made, and the Company undertakes no obligation to update or revise any forward-looking statements, except as required by applicable law.

Contacts

LogProstyle Inc., Investor Relations, ir@logprostyle.co.jp

Hayden IR, Corbin Woodhull, corbin@haydenir.com